82-3116

GREAT QUEST METALS LTD.

04035355

RECEIVED
2004 JUL -8 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 28, 2004

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 28, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

dw 7/8

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 28, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces $150,000 Private Placement
Work to Commence on Djambaye 2 Zone Immediately

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange: GQ), is pleased to announce a private placement of $150,000 for 300,000 units at $0.50 per unit. Each unit consists of one share and one half share purchase warrant. Each full warrant entitles the holder to purchase one share of the Company at $0.65 for one year from closing. There is a 4 months hold period on the shares. The proceeds of the private placement will be used for exploration programs on the Djambaye 2 zone and the Alamoutala Ouest concession as well as for option payments and corporate purposes.

The second program of pitting will start immediately on the newly discovered Djambaye 2 zone in the Kenieba concession, western Mali, West Africa. During the first program 29 samples were taken from the bottom of 24, 10-to-12-meter-deep pits dug along a north-south length of 392 meters. The average gold determination of the 29 samples was 31.44 g/t gold. A further 19 samples were taken from the material around old pits dug by the orpailleurs or hand miners over a total length of 1043 meters and on strike with the area of the 24 pits. The average gold determination on these samples was 3.22 g/t gold. From this information it appears that this zone could be 1435 metres long and open in both directions.

To confirm this and to attempt to determine the width of this zone, the Company will dig 10 fences of pits at 200 metre intervals over a length of 1.8 km. along this zone. These fences will cover the north 1000 metres of the 1435 metres mentioned above as well as an additional 800 metres north of and on strike with the previous pitting.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E